August 4, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

100 F Street, N.E.

Division of Corporation Finance

Office of Energy & Transportation

Washington, D.C. 20549

Attention: Jenifer Gallagher and Karl Hiller

Re:	AleAnna, Inc.

Form 10-K for the Fiscal Year ended December 31, 2024 filed March 31, 2025

Response dated June 27, 2025

File No. 001-41164

Ladies and Gentlemen:

AleAnna, Inc. (the “Company”), acknowledges receipt of the comment letter (the “Letter”) from the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated July 22, 2025, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2024 filed with the Commission on March 31, 2025 (the “2024 Form 10-K”) and the Company’s prior response submitted on June 27, 2025.

The Company respectfully submits to request an extension to the deadline for responding to the Letter due to additional time needed to gather sufficient information and prepare a thorough response. The Company will provide its response to the Letter via EDGAR as soon as possible, no later than August 18, 2025.

If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (469) 398-2214 or the Company’s U.S. counsel, Jennifer Wisinski of Haynes and Boone, LLP at (214) 651-5330 or jennifer.wisinski@haynesboone.com. Thank you very much.

Very truly yours,

/s/ Tristan Yopp
Tristan Yopp
Chief Financial Officer

cc:	Jennifer T. Wisinski, Esq., Haynes and Boone, LLP
Stephen W. Grant Jr., Esq., Haynes and Boone, LLP